Q2 2026 EARNINGS CONFERENCE CALL

July 31, 2026



FORTIS INC.

FORWARD-LOOKING INFORMATION

Fortis includes forward-looking information in this presentation within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of *the Private Securities Litigation Reform Act of 1995* (collectively referred to as "forward-looking information"). Forward-looking information reflects expectations of Fortis management regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: expected nature, timing, benefits, costs, and rate impacts of the Phase 1B expansion of the Tilbury LNG facility; forecast Capital Expenditures for 2026 and 2026-2030; expected integration of renewables into the grid and capacity resulting from the Roadrunner Reserve Battery Storage project being placed in service; forecast midyear Rate Base for 2030 and five-year CAGR; expected nature, timing, benefits, and costs of additional investment opportunities that are not yet included in the Capital Plan, including investments by ITC associated with customer connections, MISO tranche 2.1, and future MISO LRTP/MTEP projects, investments by TEP associated with new large load customers in the manufacturing, data center, and mining sectors, investments by UNS Energy associated with integrated resource plans and transmission, and investments by FortisBC associated with Tilbury LNG Storage Expansion Upside, Tilbury LNG Expansion (including Tilbury 1B and Tilbury 2), regional transmission and other customer and load growth; expected and potential reductions in customer rates associated with various affordability initiatives and rate impacts of certain projects, including load growth driven by interconnections at ITC Midwest, Springerville Natural Gas Generation Conversion, data center load growth at TEP, Tilbury 1A Facility and Tilbury 1B Expansion, and Eagle Mountain Pipeline Project; annual dividend growth guidance through 2030; expected impact of Fortis' 2025 dispositions on EPS for the annual period; expected sources of funding for the 2026-2030 Capital Plan, including sources of equity; expected timing and release of new five-year capital plan; expected timing, outcome, and impact of legal and regulatory proceedings; forecast Capital Expenditures for 2026-2030 by business unit; expected nature, timing, benefits, and costs of Major Capital Projects, including ITC's investments associated with MISO LRTP Tranches 1 and 2.1 and Big Cedar Load Expansion, TEP Transmission Project, Springerville Natural Gas Conversion, Vail-to-Tortolita Transmission Project, Tilbury LNG Storage Expansion, AMI Project, Tilbury 1B Project and Eagle Mountain Pipeline Project; forecast Rate Base for 2026 through 2030 and five-year CAGR to 2030 by business unit; expected, estimated impact of variations in the U.S. dollar-to-Canadian dollar exchange rate, inclusive of hedging activities, on the Capital Plan; the Corporation's commitment to a coal-free generation mix by 2032; and forecast debt maturities for 2026-2035.

Forward-looking information involves significant risks, uncertainties, and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; no material changes in the assumed U.S. dollar-to-Canadian dollar exchange rate; the Board exercising its discretion to declare dividends, taking into account the financial performance and condition of the Corporation; reasonable legal and regulatory decisions and the expectation of regulatory stability; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy policies, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licenses and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from the Corporation's foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.

Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking information. These factors should be considered carefully, and undue reliance should not be placed on the forward-looking information. For additional information with respect to certain of these risks or factors, reference should be made to the continuous disclosure materials filed from time to time by the Corporation with Canadian securities regulatory authorities and the Securities and Exchange Commission. All forward-looking information herein is given as of the date of this presentation. Fortis disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Unless otherwise specified, all financial information is in Canadian dollars and rate base refers to midyear rate base.

Note: U.S. dollar-denominated five-year Capital Plan and forecast rate base converted at a forecast USD:CAD foreign exchange rate of 1.35 for 2026-2030.



David Hutchens
President and Chief Executive Officer,
Fortis Inc.



Jocelyn Perry
EVP and Chief Financial Officer,
Fortis Inc.

FORTIS INC.

Q2 2026 BUSINESS UPDATE

- **Delivered Safe & Reliable Service**
- **YTD June Capital Expenditures of $2.7B**
- **Q2 2026 EPS of $0.78**
- **LNG Opportunities Advancing in British Columbia**
- **Released 2026 Sustainability Report**



HIGHLY EXECUTABLE FIVE-YEAR CAPITAL PLAN SUPPORTS LOW-RISK RATE BASE GROWTH OF 7%

2026 $5.6B Annual Capital Plan On Track

- ✓ Major capital projects progressing
- ✓ In June, the Roadrunner Reserve II battery storage project was placed in service

Capital Plan By Asset Type


5-Year
Capital Plan
$28.8B
2026-2030
Transmission
46%
Distribution
31%
Generation
7%
LNG / Renewable Gas
5%
Other (1)
11%

Consolidated Rate Base


↑ $16B or
7% CAGR
$42.4B
$57.9B
2025A
2030F
Canadian & Caribbean Electric & Gas
U.S. Electric & Gas
ITC

Note: Reflects a USD:CAD exchange rate of 1.35 for the 2026-2030 Capital Plan. U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.40 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Largely related to information technology and facility investments.

APPROVAL RECEIVED FOR TILBURY LNG EXPANSION REFLECTING INCREMENTAL OPPORTUNITY ABOVE AND BEYOND THE PLAN

Tilbury 1B

- ✓ In July 2026, the Province of British Columbia issued an OIC approving the Phase 1B expansion of FortisBC Energy's Tilbury LNG facility allowing total investment of ~$2.0 billion for the project in regulated rate base(1)
- ✓ The OIC also provides the approvals required to implement the equity partnership with the Musqueam Indian Band
- ✓ The project supports LNG marine fueling services and the transition to lower-emission marine fuels while strengthening jobs and economic growth in the province
- ✓ The project remains subject to certain regulatory approvals and permitting requirements; construction could start as early as mid-2027 and be in service as early as 2031



(1) Capital expenditures of ~$350M are included in the 2026-2030 capital plan; any incremental capital is expected to be reflected in the next five-year plan.

ABOVE AND BEYOND THE PLAN

2026-2030 Opportunities to Expand Growth

ITC
- Customer Connections

UNS Energy
- TEP Load Growth (e.g., data centers and other large load customers)

FortisBC
- Tilbury LNG Storage Expansion Upside
- Tilbury LNG Expansion
  - ☑ Tilbury Phase 1B Expansion[1]
  - ☐ Tilbury Phase 2 Liquefaction Expansion

2031-2035 Opportunities to Extend Growth

ITC
- LRTP Tranche 2.1
- LRTP Tranche 2.1 Competitively Bid Projects
- Customer Connections
- Future MISO LRTP/ MTEP Projects

UNS Energy
- Additional Load Growth
- Integrated Resource Plan Investments
- Transmission Investments

FortisBC
- Tilbury LNG Expansion
- Regional Transmission
- Customer & Load Growth Investments


Newfoundland & Labrador
Prince Edward Island
British Columbia
Alberta
Ontario
Wisconsin
Minnesota
Michigan
New York
Iowa
Illinois
Kansas
Missouri
Oklahoma
Arizona
Cayman Islands

(1) OIC received in July 2026.

FOCUSED ON AFFORDABILITY

Affordability Spotlight

Through operational efficiency, disciplined capital planning, and innovation, Fortis utilities are finding better ways to reduce costs and support customer affordability



ITC Midwest

Load Growth Driven by Interconnections

- Network transmission rates for ITC Midwest's customers are **expected to be reduced by ~20% by the end of the decade** from the 2026 projected rate resulting from data center load expected to come online



TEP

Springerville Natural Gas Generation Conversion

- Expected to be **~10% of the capital cost** compared to new gas generation

Data Center Load Growth

- A typical residential customer will **save ~US$13 per month** due to **300 MW of load growth** as part of the first ESA once at full production



FortisBC

Tilbury 1A Facility & 1B Expansion

- Increased sales of LNG into the marine fueling market associated with the Tilbury 1A facility have provided a **rate benefit for customers of ~1.5%** since 2024; further expansion of Tilbury 1B is expected to build on this rate benefit for customers

Eagle Mountain Pipeline Project

- Increased demand served through the project will increase the utilization of FortisBC's gas system, and once complete and in service, is expected to provide a **rate benefit for customers of ~1.5%**

Affordability Initiatives

1. Cost discipline and rate impact
Optimizing how we plan, build, operate and finance the system

2. Regulatory and policy
Informing rates, regulation and policy development to manage bill impacts

3. Brand, trust and customer experience
Building trust, improving the customer experience and bill support

4. Beneficial growth
Growing load to optimize system efficiency

DIVIDEND GUIDANCE SUPPORTED BY LONG-TERM GROWTH STRATEGY

52 Years
of Consecutive Increases in Dividends Paid

4-6%
Annual Dividend Growth Guidance through 2030



73 75 77 79 81 83 85 87 89 91 93 95 97 99 01 03 05 07 09 11 13 15 17 19 21 23 25



SECOND QUARTER RESULTS



Net Earnings
$384M
$396M
Q2 2025
Q2 2026



Q2 2026 EPS Drivers
Q2 2026 EPS reflects $0.01 dilution associated with the 2025 dispositions(1)
$0.76
$0.02
$0.02
$0.01
($0.01)
($0.01)
($0.01)
$0.78
Q2 2025 Basic EPS
ITC
UNS Energy
Western Canadian Electric & Gas(2)
Corporate & Other
Foreign Exchange(3)
Weighted Average Shares
Q2 2026 Basic EPS

(1) Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. On an EPS basis, the dispositions had a $0.01 dilutive impact on Q2 2026 results, net of finance cost savings.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Primarily reflects foreign exchange gains recorded in 2025 associated with the revaluation of U.S. dollar denominated short-term liabilities.

YTD JUNE RESULTS



Net Earnings
$883M
$897M
YTD June 2025
YTD June 2026



YTD June 2026 EPS Drivers
$1.76
$0.05
$0.04
$0.03
($0.03)
($0.02)
($0.04)
($0.03)
$1.76
YTD 2025 Basic EPS
Western Canadian Electric & Gas(2)
ITC
Central Hudson
UNS Energy
Corporate & Other
Foreign Exchange(3)
Weighted Average Shares
YTD 2026 Basic EPS

YTD June 2026 EPS reflects $0.03 dilution associated with the 2025 dispositions[1]

(1) Fortis sold its utility in Turks and Caicos in September 2025, and its investments in Belize, including the non-regulated hydroelectric generation facilities, in October 2025. On an EPS basis, the dispositions had a $0.03 dilutive impact on year-to-date results and are expected to have a $0.05 dilutive impact for the annual period, net of finance cost savings.
(2) Includes FortisBC Energy, FortisAlberta and FortisBC Electric.
(3) Reflects average foreign exchange of 1.38 in 2026 compared to 1.41 in 2025, and foreign exchange gains recorded in 2025 associated with the revaluation of U.S. dollar denominated short-term liabilities.

LIQUIDITY, FUNDING & CREDIT RATINGS

Raised $2.1B in Long-Term Debt through YTD June 2026

Balanced Approach To Funding Growth



Cash from Operations (1)
59%
5-Year Capital Plan
$28.8B
2026-2030
Equity
11% (2)
Net Debt (3)
30%

Credit Ratings & Outlooks

S&P Global	Fitch Ratings	Morningstar DBRS
A- (4)	BBB+	A (low)
Stable	Stable	Stable

All credit rating agencies confirmed the Corporation's credit ratings and outlook in Q2

(1) Non-U.S. GAAP financial measure. Reflects cash from operating activities net of dividends and including customer contributions.
(2) Reflects common shares issued under the Corporation's dividend reinvestment and employee share purchase plans. $500M ATM available for flexibility as needed.
(3) Net debt reflects regulated and non-regulated debt issuances, net of repayments.
(4) S&P rating reflects the issuer credit rating. Fortis' unsecured debt rating is BBB+.

RECENT REGULATORY ACTIVITY

TEP General Rate Application

- In June 2025, TEP filed a general rate application with the ACC requesting new rates effective September 1, 2026
- In February 2026, ACC Staff filed testimony recommending an allowed ROE at 9.75% and a 55% common equity component of capital structure and supported an annual formulaic rate adjustment mechanism including a range of +/- 50 bps around the allowed return and post-test year adjustments
- In June 2026, the Administrative Law Judge issued an extension of the procedural schedule such that a final decision on the rate case will be issued by November 17, 2026



WHY INVEST IN FORTIS


SUSTAINABLE GROWTH

FOCUSED ON EXECUTING

- Strong Rate Base Growth
- Robust Transmission Pipeline
- Transparent Funding Plan
- Investments to Strengthen Resiliency
- 4-6% Annual Dividend Growth
- Investment-Grade Credit Ratings


LOW-RISK

SAFE, WELL-RUN UTILITIES

- Strong Governance
- Regulatory & Geographic Diversity
- Constructive Regulatory Relationships
- Local Business Model
- 100% Regulated
- Primarily Transmission & Distribution Assets

Expected Earnings Release Dates

Q3 2026 – November 3, 2026

APPENDIX



NON-U.S. GAAP RECONCILIATION

($MILLIONS)	Q2 2026	Q2 2025	VARIANCE	YTD JUNE 2026	YTD JUNE 2025	VARIANCE
Capital Expenditures						
Additions to property, plant and equipment	1,601	1,479	122	3,104	2,962	142
Additions to intangible assets	63	65	(2)	108	125	(17)
Adjusting item:						
Eagle Mountain Pipeline Project[1]	(300)	(109)	(191)	(486)	(232)	(254)
Capital Expenditures	**1,364**	**1,435**	**(71)**	**2,726**	**2,855**	**(129)**



(1) Represents CIACs received for the Eagle Mountain Pipeline Project, included in the FortisBC Energy segment.

SECOND QUARTER AND YTD JUNE RESULTS BY SEGMENT

Second Quarter and YTD June Earnings Variance Analysis by Business Unit

($MILLIONS, EXCEPT WEIGHTED AVERAGE SHARES AND EPS)	Q2 2026	Q2 2025	VARIANCE	YTD JUNE 2026	YTD JUNE 2025	VARIANCE
Independent Electric Transmission						
ITC	152	143	9	305	293	12
U.S. Electric & Gas						
UNS Energy	114	104	10	165	185	(20)
Central Hudson	25	25	-	104	90	14
	139	129	10	269	275	(6)
Canadian & Caribbean Electric & Gas						
FortisBC Energy	49	46	3	220	202	18
FortisAlberta	43	41	2	84	78	6
FortisBC Electric	24	21	3	46	42	4
Other Electric	46	46	-	86	88	(2)
	162	154	8	436	410	26
Corporate and Other	(57)	(42)	(15)	(113)	(95)	(18)
Common Equity Earnings	**396**	**384**	**12**	**897**	**883**	**14**
Weighted Average Shares (# millions)	510.0	502.6	7.4	509.1	501.5	7.6
EPS	**$0.78**	**$0.76**	**$0.02**	**$1.76**	**$1.76**	**-**

2026-2030 CAPITAL PLAN BY BUSINESS UNIT

Capital Plan

($MILLIONS)	2026F	2027F	2028F	2029F	2030F	2026-2030 TOTAL
Independent Electric Transmission						
ITC	1,874	1,898	2,008	2,083	1,980	9,843
U.S. Electric & Gas						
UNS Energy	1,281	1,014	940	1,413	983	5,631
Central Hudson	466	438	509	551	573	2,537
Total U.S. Electric & Gas	1,747	1,452	1,449	1,964	1,556	8,168
Canadian & Caribbean Electric & Gas						
FortisBC Energy	712	1,134	753	637	580	3,816
FortisAlberta	614	665	716	763	721	3,479
FortisBC Electric	207	244	227	230	220	1,128
Other Electric	462	475	506	528	433	2,404
Total Canadian & Caribbean Electric & Gas	1,995	2,518	2,202	2,158	1,954	10,827
Total Capital Plan	**5,616**	**5,868**	**5,659**	**6,205**	**5,490**	**28,838**

Note: U.S. dollar-denominated capital expenditures converted at a USD:CAD foreign exchange rate of 1.35.

MAJOR CAPITAL PROJECTS

($ Millions)	2025A	2026-2030F	Expected Completion Date
ITC			
MISO LRTP Tranche 1[1]	173	1,812	2030
MISO LRTP Tranche 2.1[2]	8	529	Post-2030
Big Cedar Load Expansion	172	394	2028
UNS Energy			
TEP Transmission Project	-	608	2029
Springerville Natural-Gas Conversion	-	238	2030
UNS Electric New Gas Generation	58	339	2028
Vail-to-Tortolita Transmission Project	144	147	2027
FortisBC Energy			
Tilbury LNG Storage Expansion	5	627	Post-2030
AMI Project	136	570	2028
Tilbury 1B Project[3]	12	342	2030
Eagle Mountain Pipeline Project[4]	14	274	2027


Major Capital Projects 21%
$28.8B
Capital Plan
2026-2030
Base Utility Capex
(Smaller Projects)
79%

Note: Projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/planning period.

(1) Includes capital expenditures of US$1.3B for Tranche 1 for the forecast period 2026-2030.
(2) Includes capital expenditures of US$400M for Tranche 2.1 for the forecast period 2026-2030. US$3.3B – US$3.8B expected beyond 2030 and excludes projects subject to a competitive bidding process.
(3) Excludes incremental capital expenditures associated with the issuance of the OIC in July 2026.
(4) Net of customer contributions.

2025-2030 RATE BASE BY BUSINESS UNIT

Rate Base

($BILLIONS)	2025A	2026F	2027F	2028F	2029F	2030F	5-YEAR CAGR TO 2030
Independent Electric Transmission							
ITC[1]	13.9	14.6	15.9	17.1	18.4	19.8	8.1%
U.S. Electric & Gas							
UNS Energy	8.4	8.9	9.6	10.2	11.0	11.5	7.2%
Central Hudson	3.7	4.0	4.2	4.4	4.7	5.0	6.6%
Total U.S. Electric & Gas	12.1	12.9	13.8	14.6	15.7	16.5	7.0%
Canadian & Caribbean Electric & Gas							
FortisBC Energy	6.5	6.8	7.4	8.2	8.4	8.8	6.4%
FortisAlberta	4.7	4.8	5.1	5.4	5.7	5.9	4.9%
FortisBC Electric	1.8	1.9	2.0	2.1	2.2	2.3	5.3%
Other Electric	3.4	3.7	3.9	4.2	4.4	4.6	6.2%
Total Canadian & Caribbean Electric & Gas	16.4	17.2	18.4	19.9	20.7	21.6	5.8%
Total Rate Base Forecast	**42.4**	**44.7**	**48.1**	**51.6**	**54.8**	**57.9**	**7.0%**

Note: U.S. dollar-denominated rate base converted at a USD:CAD foreign exchange rate of 1.40 for 2025 and 1.35 for 2026-2030. CAGR is calculated on a constant foreign exchange rate basis.

(1) Fortis has an 80.1% controlling ownership interest in ITC; rate base represents 100% ownership.

SENSITIVITY EXPOSURE & HEDGING

Foreign Exchange

- Assumed USD:CAD FX rate of 1.35 for 2026-2030 Capital Plan
- 65% of regulated earnings[(1)]/ 65% of capital plan in USD at U.S. & Cayman Islands utilities
- +/- $0.05 change in USD:CAD
  - Five-year capital plan: $700M
  - EPS: $0.05, inclusive of hedging activities

Hedging Activities

- FX contracts (primarily forwards and collars)[(2)]
- US$1.4B in U.S. dollar-denominated debt outstanding at Fortis Inc. as a natural hedge
- US$400M cross-currency interest rate swaps
- Interest rate swap contracts at ITC[(3)]

ROE & Equity Ratio

	ROE +/- 25 bps	Equity +/- 100 bps
ITC	$0.040	$0.035
UNS Energy	$0.025	$0.020
FortisBC	$0.020	$0.020
Central Hudson	$0.010	$0.010
FortisAlberta	$0.010	$0.010



(1) Non-U.S. GAAP financial measure for year ended December 31, 2025. Excludes Net Expenses of Corporate and Other segment.
(2) As of June 30, 2026, the contracts had a combined notional value of US$531M.
(3) As of June 30, 2026, the contracts had a combined notional value of US$150M.

OTHER ONGOING REGULATORY PROCEEDINGS

ITC A FORTIS COMPANY

Transmission Incentives In 2021, FERC issued a supplemental NOPR proposing to eliminate the 50-bps RTO ROE incentive adder for transmission owners that have been RTO members for longer than three years; the timing and outcome of this proceeding are unknown

FORTIS ALBERTA

Third PBR Term Decision In 2023, the AUC issued a decision establishing the parameters for the third PBR term for 2024-2028; FortisAlberta sought permission to appeal the decision to the Court of Appeal on the basis that the AUC erred in its decision to determine capital funding using 2018-2022 historical capital investments without consideration for funding of new capital programs included in the company's 2023 COS revenue requirement as approved by the AUC; in March 2025, the Court of Appeal granted FortisAlberta permission to appeal, which was heard in January 2026; a decision is expected in Q3 2026

Depreciation Study In May 2026, the AUC approved the negotiated settlement agreement that had been reached with intervenors with respect to FortisAlberta's depreciation study; the corresponding reduction in FortisAlberta's depreciation rates has resulted in a true-up of $130M; the settlement of the true-up will be addressed in a future rate application, with no impact to earnings anticipated as the related updates to revenue and depreciation expense are expected to be neutral

CLEANER ENERGY, DELIVERED SAFELY, RELIABLY & AFFORDABLY

~38% reduction in scope 1 GHG emissions since 2019



12,308
10,418
9,742
8,748
8,155
8,069
7,559
2019
2020
2021
2022
2023
2024
2025

Scope 1 Emissions (ktonnes of CO_2e)

- GHG intensity of energy delivered has declined each year since 2019, reaching a record low in 2025
- Since 2019, coal generation declined 58% while renewable generation increased 24%
- Committed to a coal-free generation mix by 2032

2026 Sustainability Report Released



Fortis Sustainability
FORTIS

10 YEARS

2026 marks 10 years of Fortis sustainability reporting

Integrating Climate Risk with Business Planning



Climate Resiliency Report
FORTIS

2026 Climate Resiliency Report

- Enhanced climate risk assessments tailored to utility service territories
- Climate hazards mapped by geography and asset type to identify risk levels
- Expanded asset coverage to strengthen capital planning and resiliency investments
- Additional disclosure on climate resiliency and mitigation actions

Q2 2026 SALES TRENDS

	CHANGE IN ENERGY SALES	Q2 2026 vs. Q2 2025 SALES TRENDS
ITC A FORTIS COMPANY	N/A	• Peak load up 3% mainly driven by warmer weather
UNS[1] UNS Energy Corporation A Fortis Company	+6%	• Higher average consumption by residential customers including the impact of warmer weather, as well as higher industrial sales; on a weather normalized basis retail sales up 3%
People. Power. Possibilities. Central Hudson A FORTIS COMPANY	+2%	• Higher average consumption by residential and commercial customers driven by warmer weather; increase partially offset by lower industrial sales
FORTIS BC	-7%	• Decrease in gas sales due to lower average consumption by transportation customers, as well as residential and commercial customers due to milder weather, partially offset by higher industrial sales
	-2%	• Decrease in electricity sales primarily due to lower average consumption by industrial customers, partially offset by higher residential and commercial sales due to warmer weather
FORTIS ALBERTA	+3%	• Residential and C&I sales up 2% and 3%, respectively; primarily due to customer growth
Other Electric	-	• Eastern Canadian residential and C&I sales up 5% and 2%, respectively; Caribbean sales down due to the disposition of FortisTCI



(1) Excludes wholesale sales at UNS Energy.

LONG-TERM DEBT MATURITIES



10-Year Debt Maturities
$2.5
$2.0
$1.5
$1.0
$0.5
$-
billions
2026F
2027F
2028F
2029F
2030F
2031F
2032F
2033F
2034F
2035F
Non-Regulated (1)
Regulated

Note: U.S. dollar-denominated debt translated at June 30, 2026 USD:CAD closing foreign exchange rate of 1.42.

(1) Includes non-regulated debt maturities at Fortis Inc. and ITC Holdings.

STRONG INVESTMENT-GRADE CREDIT RATINGS

Company	S&P Global	MORNINGSTAR DBRS	FitchRatings	MOODY'S
Fortis Inc.	A-[1]	A (low)	BBB+	-[2]
ITC Holdings Corp.	A-[1]	-	-	Baa2
ITC Regulated Subsidiaries	A+	-	-	A1
TEP	A-	-	-	A3
Central Hudson	BBB+	-	BBB+	Baa1
FortisBC Energy	-	A	-	A3
FortisBC Electric	-	A (low)	-	Baa1
FortisAlberta	A-	A (low)	-	Baa1
Newfoundland Power	-	A	-	A2


FORTIS
PLACE

(1) S&P credit ratings for Fortis Inc. and ITC Holdings Corp. reflect the issuer credit ratings. The unsecured debt rating for Fortis Inc. and ITC Holdings Corp. is BBB+.
(2) In January 2026, Moody's withdrew its ratings for Fortis Inc. at the Corporation's request. The withdrawal does not impact the subsidiary credit ratings.

GLOSSARY

ACC	Arizona Corporation Commission
AMI	Advanced Metering Infrastructure
ATM	At-the-market equity program
AUC	Alberta Utilities Commission
Board	Board of Directors of the Corporation
bps	Basis points
CAGR	compound average growth rate of a particular item. CAGR = (EV/BV) ^(1-N) -1, where: (i) EV is the ending value of the item; (ii) BV is the beginning value of the item; and (iii) N is the number of periods. Calculated on a constant U.S. dollar-to-Canadian dollar exchange rate
Capital Expenditures	cash outlay for additions to property, plant and equipment and intangible assets as shown in the Annual Financial Statements, less CIACs received by FortisBC Energy associated with the Eagle Mountain Pipeline project. See "Non-U.S. GAAP Financial Measures" in the Q2 2026 MD&A.
Capital Plan	forecast Capital Expenditures. Represents a non-U.S. GAAP financial measure calculated in the same manner as Capital Expenditures
Central Hudson	CH Energy Group, Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including Central Hudson Gas & Electric Corporation
CIAC	Contribution in Aid of Construction
Corporation	Fortis Inc.
COS	Cost of Service
Court of Appeal	Court of Appeal of Alberta
C&I	Commercial & Industrial
EPS	earnings per common share
EVP	Executive Vice President
FERC	Federal Energy Regulatory Commission
Fitch Ratings	Fitch Ratings Inc.
Fortis	Fortis Inc.
FortisAlberta	FortisAlberta Inc., an indirect wholly owned subsidiary of Fortis
FortisBC	FortisBC Energy and FortisBC Electric
FortisBC Electric	FortisBC Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisBC Energy	FortisBC Energy Inc., an indirect wholly owned subsidiary of Fortis, together with its subsidiaries
FortisTCI	FortisTCI Limited, an indirect wholly owned subsidiary of Fortis, together with its subsidiary, sold on September 2, 2025
FX	foreign exchange associated with the translation of U.S. dollar-denominated amounts. Foreign exchange is calculated by applying the change in the U.S.-to-Canadian dollar FX rates to the prior period U.S. dollar balance

GHG	greenhouse gas
ITC	ITC Investment Holdings Inc., an indirect 80.1%-owned subsidiary of Fortis, together with its subsidiaries, including International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC
LNG	liquefied natural gas
LRTP	Long-Range Transmission Plan
Major Capital Projects	projects, other than ongoing maintenance projects, individually costing $200M or more in the forecast/ planning period
MD&A	the Corporation's management discussion and analysis
MISO	Midcontinent Independent System Operator, Inc.
Moody's	Moody's Investor Services, Inc.
Morningstar DBRS	DBRS Limited
Newfoundland Power	Newfoundland Power Inc., a direct wholly owned subsidiary of Fortis
MTEP	MISO transmission expansion plan
Non-U.S. GAAP Financial Measure	financial measures that do not have a standardized meaning prescribed by U.S. GAAP
NOPR	notice of proposed rulemaking
OIC	Order In Council
PBR	performance-based rate-setting
Rate Base	the stated value of property on which a regulated utility is permitted to earn a specified return in accordance with its regulatory construct
ROE	rate of return on common equity
RTO	regional transmission organization
Scope 1 Emissions	the direct GHG emissions from Fortis-owned or controlled operations, including electricity generation facilities, natural gas infrastructure, vehicles, and other operational equipment.
S&P	Standard & Poor's Financial Services LLC
TEP	Tucson Electric Power Company
U.S.	United States of America
U.S. GAAP	accounting principles generally accepted in the U.S.
UNS	UNS Energy Corporation, an indirect wholly owned subsidiary of Fortis, together with its subsidiaries, including TEP, UNS Electric, Inc. and UNS Gas, Inc.
UNS Electric	UNS Electric, Inc.
UNS Gas	UNS Gas, Inc.
USD:CAD	U.S. Dollar to Canadian Dollar foreign exchange rate
YTD	Year-to-date